EXHIBIT 1
CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 1
--------------------------------------------------------------------------------

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the "Company") for the year ended January 31, 2005 should be read in conjunction with the January 31, 2005 consolidated annual financial statements and the notes thereto. The effective date of this Discussion and Analysis ("MD&A") is May 13, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements
--------------------------

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview
-----------------

The Company's principal business activities are the exploration and development of mineral properties. The Company's mining claims are located in the states of Nevada and California in the United States. The Company's present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property

The Company received approval from the Bureau of Land Management to conduct additional exploratory drilling at its 100% owned Robertson Property located in Crescent Valley, NV. The purpose of the drilling was to expand the 39A Zone resource and evaluate the potential depth extent of the high-grade structural zones in the Gold Pan resource area. A recent re-interpretation of previous drilling conducted by Amax Gold and Cortez Gold Mines in the 39A Zone, suggested potential for significantly expanding that resource to the west and southwest.

The April 2004 drilling program consisted of 10 reverse-circulation (RC) drill holes, CR04-1 through CR04-10, totaling 6,560 ft that ranged from 485-ft to 800-ft-deep. Eight of the RC holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high-grade structural zones in the Gold Pan resource area.

All of the holes encountered strongly anomalous gold values. The 2004 drilling resulted in a modest increase to the 39A resource and provided a better definition of the western margin of the 39A Zone mineralization. A series of step-out holes (CR04-3 through CR04-7) indicate that the expansion of low to moderate grade gold to the west is limited to about 100 ft. However, drilling along the east side of the 39A Zone (CR04-8) expanded not only low to moderate grade mineralization, but also high-grade gold (30 ft averaging 0.229 oz Au/t, from 675 ft) over 100 ft to the east and north from previous drill intersections. This portion of the 39A Zone remains open for minor expansion both to the east and north.

Of the five holes, CR04-3 through CR04-7, drilled along the suspected westward extension of the 39A Zone, all encountered at least narrow low-grade gold intercepts and two holes, CR04-5 and CR04-7 cut significant intervals, including 15 ft averaging 0.15 oz Au/t starting at 35 ft and a 150 ft intercept averaging
0.032 oz Au/t, from 510 ft, respectively.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 2
--------------------------------------------------------------------------------

Results from a single step-out hole, CR04-8, drilled along the east side of the 39A Zone intersected a 195-ft-thick interval that averaged 0.059 oz Au/t, from 575 ft, including 80 ft averaging 0.111 oz Au/t, starting at 630 ft. Also included within this interval is a 30 ft zone averaging 0.229 oz Au/t, starting at 675 ft.

Results  from  drilling the  projection  of the 39A Zone to the  southwest  were inconclusive because the two holes, CR04-1 and CR04-2, encountered a post-mineral, quartz-feldspar porphyry dike over critical portions in their respective holes. Although the drilling did not test the projected intervals in the footwall of the dike, the potential extension of high-grade mineralization in the southwest direction has not been excluded.

Drilling in the Gold Pan Zone appears to have successfully extended mineralization to a depth of at least 500 ft in hole CR04-9. The hole encountered a series of mineralized zones beginning at 50 ft, and continuing to a depth of 720 ft.

The November 2004 drilling program, which began November 29, 2004 and was completed December 21, 2004, consisted of 10 vertical reverse-circulation (RVC) drill holes, CR04-11 through CR04-20, totaling 7,200 ft. Depth of the holes ranged from 500-ft to 850-ft-deep. Eight of the RVC holes were directed at expanding the 39A Zone resources and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of ten holes encountered ore-grade interval over thicknesses ranging from 75 ft to 230 ft. A summary of assay results are presented below in Table 1. The latest 2004 drilling resulted in a modest increase to the high-grade portion of the 39A resource and two step-out holes, CR04-13 and CR04-18, expanded it over 100 ft to the north and 150 ft east, respectively. Results from these holes provide strong evidence that the mineralization remains robust with excellent potential for significant expansion both to the east and north.

Of the eight holes, CR04-11 through CR04-18, drilled in the 39A Zone, all holes but one (CR04-11) cut significant mineralization. Holes CR04-15 through CR04-17 extended higher grade mineralization intersected previously in drill holes AT-39A (95'/0.134 oz Au/t), AT-49 (200'/0.124 oz Au/t), CAT-6 (150/0.163 oz
Au/t) and CAT-59 (155'/0.149 oz Au/t) to the south and east. Results of offsetting these holes by the recent Coral drilling, using a 0.02 oz Au/t cutoff grade, include: 160 ft averaging 0.114, starting at 600 ft, in CR04-15; 145 ft averaging 0.092 oz Au/t, from 545 ft, in CR04-16; and 200 ft averaging 0.121 oz Au/t, from 510 ft, returned in CR04-17.

Important results were also returned from holes CR04-13 and CR04-18, which extended 39A mineralization over 100 ft north and 150 ft east. Hole CR04-13, which offset drill holes AT-302 and 99401, encountered much stronger strong chlorite-quartz flooding-sulfide alteration and a thicker mineralized zone than was cut in the earlier holes. These results also suggest that mineralization intersected in hole 99403 (100'/0.028 oz Au/t), collared 250 ft to the northwest of CR04-13, may represent the low-grade western edge of the 39A Zone. Hole CR04-18, which offset drill holes AT-40 (115'/0.088 oz Au/t) and 99410 (no ore-grade intervals) also encountered very strong chlorite-quartz flooding-sulfide alteration and nearly the same thickness of mineralization. These results suggest excellent potential for expanding 39A mineralization eastward.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 3
--------------------------------------------------------------------------------

Norma Sass Property

The Company holds a 2/3rd interest and Levon Resources Ltd. ("Levon") holds a 1/3rd interest in certain mining claims known as the Norma Sass Property, consisting of a leasehold interest in 73 unpatented mining claims, and the ownership rights to two additional unpatented mining claims, all located in Lander County, Nevada (collectively, the "Norma Sass Property"). A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

In December 2004, Coral and Levon assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. ("AGE") of the Norma Sass Property. A minimum of 13,000 ft of exploration drilling is guaranteed to be completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE at its option may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, Coral and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to Coral and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for a cash payment of USD$1.0 million. Coral and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

Results of operations
---------------------

Three months ended January 31, 2005 ("Q4-2005") compared with the three months ended January 31, 2004 ("Q4-2004")

The loss for the three months ended January 31, 2005 was $472,890 compared with a loss of $119,187 for the three months ended January 31, 2004. The significantly higher loss in the current quarter is primarily due to the $343,533 in stock based compensation charged to operations during that period whereas there was no such expense for Q4-2004. When this item is factored out, the loss for Q4-2005 would only be $129,357 as compared to $119,187 for Q-2004.

The Company adopted the Canadian  Institute of Chartered  Accountants  Handbook,
Section 3870 ("CICA 3870"), Stock-based compensation and other stock-based payments, which establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 4
--------------------------------------------------------------------------------

General and administrative expenses

General and administrative expenses totaled $495,293 for Q4-2005 compared with $155,614 for Q4-2004, an increase of $339,679. The increase is primarily due to the stock based compensation expense as noted above. General and administrative expenses actually decreased by $3,854 when the stock based compensation expense is excluded.

During Q4-2005 there were modest increases in professional fees, consulting fees, salaries and benefits, and travel expenses. These increases were offset by a $31,604 decrease in office and miscellaneous expenses and a $15,000 decrease in management fees in conjunction with modest decreases to transfer agent and listing and filing fees. This is a result of the company being able to focus more on exploration activities and less on corporate overhead. There was $240,745 incurred on mineral property expenditures in Q4-2005 as compared to $35,843 for Q4-2004, an increase of $204,902.

Twelve months ended January 31, 2005 ("YTD-2005") compared with the twelve months ended January 31, 2004 ("YTD-2004").

The loss for the twelve months ended January 31, 2005 was $878,819 compared with a loss of $753,596 for the twelve months ended January 31, 2004, an increase of $125,223. The main reason for the increase is the stock-based compensation expense of $343,533 as discussed above. There were no write downs of investments or mineral properties during the 2005 fiscal year as there were in the 2004 fiscal year. The foreign exchange loss decreased from $140,623 to $46,520 in the current year due to the stronger Canadian dollar and the reclamation bond remaining at US$406,000. The reclamation bond is converted to Canadian currency using the exchange rate as of the balance sheet date. The change in the exchange rate from January 31, 2004 to January 31, 2005 resulted in a decrease of $33,662 to the reclamation bond and comprises the majority of the foreign exchange loss for the year.

General and administrative expenses

General and administrative expenses totaled $866,085 for YTD-2005 compared with $640,502 for YTD-2004, an increase of $225,583. As noted earlier this increase is due to a stock-based compensation expense of $343,533 in the current year as compared to $nil for the 2004 fiscal year. Due to the increase in mineral property related activities and support staff, consulting fees and salaries and benefits increased by $12,218 and $24,492 respectively. The 2005 fiscal year has benefited from the efforts in the 2004 fiscal year to promote company awareness, establish a web site, and meet filing and listing requirements. The results are decreases in investor relations and shareholder information costs of $69,142, listing and filings fees of $23,198, office and miscellaneous expenses of $24,963 and professional fees of $6,263. Travel expenditures, directors' fees, and management fees also experienced a decrease in the 2005 fiscal year.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 5
--------------------------------------------------------------------------------

Selected Annual Information
---------------------------

The following financial data is derived from the Company's financial statements for the three most recently completed financial years:


                          January 31, 2005   January 31, 2004   January 31, 2003
                          ----------------   ----------------  -----------------
                                 $                   $                 $
                          ----------------   ----------------  -----------------
Loss before other items          (832,299)          (625,318)          (527,967)
Loss per share                      (0.19)             (0.20)             (0.27)
Total Assets                    10,749,628         10,967,000          8,888,094
Total Liabilities                  162,289            161,095            387,499
Working Capital                  1,469,909          2,601,586             43,181
------------------------  ----------------   ----------------  -----------------

During the 2005 fiscal year, the Company incurred a loss of $878,819 (2004 - a loss of $753,596) and a net loss per share of $0.19 (2004 - a net loss per share of $0.20). The 2005 loss includes interest income of $33,786, an increase of $18,602 from 2004 and a foreign exchange loss of $46,520, a decrease of $94,103 from 2004. The increase in interest income was due to a short term guaranteed investment certificate ranging from $1,350,000 to $2,000,000 being held through the year.

Total assets have stayed relatively stable from the 2004 fiscal year to the 2005 fiscal year due to the increase in mineral property expenditures offsetting the fewer funds being raised from private placements in the 2005 fiscal year. Mineral property expenditures increased by $897,908 compared to an increase of $420,054 in 2004. The net issuance of shares for cash raised $1,108,440 during the current year compared to $2,267,186 in 2004, a decrease of $1,158,746. This has resulted in the working capital being reduced by $1,131,677 over the course of 2005.

The Company remains free of long term interest bearing debt as the total liabilities amount of $162,289 is current in nature. The Company is aware of an asset retirement obligation regarding reclamation of mineral properties which would be a long term liability. While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. Management will continue to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 6
--------------------------------------------------------------------------------

Summary of quarterly results
----------------------------


                 2005         2004         2004         2004         2004         2003          2003         2003
Period ended    Jan. 31      Oct. 31      Jul. 31      Apr. 30      Jan. 31      Oct. 31      Jul. 31       Apr. 30
                  Q4           Q3           Q2           Q1           Q4           Q3            Q2           Q1
------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------
                   $            $            $            $            $            $            $             $
Loss            (472,890)    (195,850)    (113,781)     (96,297)    (119,187)    (298,913)     (123,892)    (211,604)
------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------
Loss per
share              (0.10)       (0.04)       (0.03)       (0.02)       (0.03)       (0.09)        (0.04)       (0.06)
------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------
Total
assets         10,749,628   10,730,245   10,970,422   11,094,375   10,967,000    9,973,553     8,599,504    8,776,303
------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and accounting for stock-based compensation. Higher than usual prior quarter's losses in 2004 include the effect of mineral property and advances write offs whereas there are no such items for the current year.

Liquidity and capital resources
-------------------------------

At January 31, 2005, the Company had cash and cash equivalents of $1,472,146 and working capital of $1,469,909. The Company feels it has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $897,908 in 2005 on mineral exploration, of which $890,202 was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements
------------------------------

The Company has no off-balance sheet arrangements.

Transactions with related parties
---------------------------------

Related party transactions for the 2005 fiscal year are as follows:
     (a) Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2005:
          $122,048  less an allowance  for bad debt of $90,621;  2004:  $101,920 less an allowance for bad debt of $90,621) with two companies with common management and common directors.
     (b) Advances payable include $31,333 (2004 - $36,833) due to Directors in regards to past directors' fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $1,783 (2004
          - $1,064) to a company controlled by a Director.
     (c) Consulting fees of $30,000 (2004 - $22,500) were paid to a company owned by a director.
     (d) Management fees of $75,000 (2004 - $90,000) were paid to a company owned by a director.
     (e) Directors' fees of $14,000 (2004 - $24,000) were paid to directors of the Company.
     (f) An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005
Page 7
--------------------------------------------------------------------------------

(g) The loan receivable of $50,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

Changes in accounting policies
------------------------------

None.

Outstanding share data
----------------------

On July 30, 2004, the Company obtained shareholder approval for the 10:1 consolidation of its share capital. This was undertaken in order to allow the Company to obtain access to additional capital, when required, to maintain uninterrupted exploration work on the Robertson property.

At January 31, 2005 there were 4,648,905 post-consolidated common shares outstanding.

Summary of stock options outstanding is as follows:

--------------------------- ------------------------  --------------------------
  Exercise Price Per Share        Expiry Date         Number of Shares Remaining
                                                          Subject to Options
--------------------------- ------------------------  --------------------------
            $2.50              September 5, 2005               142,600
            $1.70              December 1, 2009                392,900
--------------------------- ------------------------  --------------------------
                                                               535,500


Summary of warrants outstanding is as follows:

-------------------------  ------------------------  ---------------------------
Exercise Price Per Share          Expiry Date        Number of Underlying Shares
-------------------------  ------------------------  ---------------------------
         $3.10                October 12, 2005                 412,900
         $3.60                November 17, 2005                204,425
         $3.90                December 19, 2005                102,956
         $4.80                February 16, 2006                104,380
         $5.50                February 17, 2006                150,840
-------------------------  ------------------------  ---------------------------
                                                               975,501


Subsequent events
-----------------

The Company announced on February 17, 2005 that it has commenced trading on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol WKN A0DJ0G.

The Company announced on April 12, 2005 that it has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010, to employees and consultants of the Company.